53 South Avenue
Burlington, Massachusetts 01803

September 26, 2019

VIA CORRESPONDENCE FILING
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:    Keurig Dr Pepper Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 28, 2019
Form 10-Q for Fiscal Quarter Ended March 31, 2019
Filed May 9, 2019
Form 8-K Filed May 9, 2019
File No. 001-33829

Dear Sir or Madam:

This letter sets forth an additional response of Keurig Dr Pepper Inc. ("KDP" or the "Company") to further supplement our August 13, 2019 response to the comments provided by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated July 8, 2019 (the "Comment Letter"). For your convenience, we have repeated the comments of the Staff in bold type face exactly as given in the Comment Letter and set forth is our response below each comment.

References in the "Response:" sections below to "we", "our", or "us" refer to Keurig Dr Pepper Inc. and its consolidated subsidiaries, unless the context requires otherwise.

2.
We note that you disclose the amount of outstanding payment obligations that are payable to suppliers that utilize these third party services. Please clarify whether or not this is the outstanding balance classified as accounts payable at the end of each fiscal year that is owed to financial institutions rather than to your suppliers.

Response: The Company’s obligations to its suppliers are not legally extinguished or otherwise changed if a supplier elects to sell the Company’s payment obligations to financial institutions. As a result, all payment obligations to our suppliers remain with us. Upon the original due date established on the supplier’s invoice, the Company will remit payment of the invoiced amount to the supplier or to a financial institution if so directed by the supplier upon being notified that the supplier had elected to participate in the Program. As such, the outstanding balance classified as accounts payable and disclosed at the end of each period represents those suppliers participating in the Program regardless of the supplier's election to sell the Company's payment obligations to financial institutions.

As the Company is not a legal party to the agreements between the supplier and the financial institutions, the Company does not have direct knowledge of those suppliers who elect to sell the Company's payment obligations to financial institutions. Based on information provided to the Company by the accounts payable program administrator to assist us in responding to the Staff's comment, the amount of the Company's payment obligations sold to financial institutions classified as accounts payable on our Consolidated Balance Sheet for the period end dates are set forth below.

Period End Date	Amounts sold by suppliers to financial institutions classified as accounts payable (in millions)
June 30, 2019	$1,808
December 31, 2018	$1,438
June 30, 2018	$1,323
December 31, 2017	$1,221
Furthermore, based on information provided to the Company by the accounts payable program administrator, the amount of the Company's payment obligations settled through the program and paid to financial institutions during the periods reported are set forth below.

Period Presented(1)	Amounts settled through the program and paid to financial institutions during the period presented (in millions)
First Six Months of 2019	$723
2018	$1,477
First Six Months of 2018	$631
Transition 2017	$256
Fiscal 2017	$239
Successor 2016	—
Predecessor 2016	—
(1) The periods presented are defined within the Form 10-K for the year ended December 31, 2018 or the Form 10-Q for the three months ended June 30, 2019.
Based on your comment and our benchmarking of other registrants, we propose updating our disclosure within our management's discussion and analysis on a go forward basis to include additional language. We have included this disclosure below and have bolded the language we would add in the Form 10-Q for the three and nine months ending September 30, 2019 and include in future filings subject to your approval:
"Accounts payable program
As part of our ongoing efforts to improve our cash flow and related liquidity, we work with our suppliers to optimize our terms and conditions, which include the extension of payment terms. We also entered into an agreement with a third party administrator to allow participating suppliers to track payment obligations from us, and if voluntarily elected by the supplier, sell payment obligations from us to financial institutions. Suppliers can sell one or more of our payment obligations at their sole discretion and our rights and obligations to our suppliers are not impacted. We have no economic interest in a supplier’s decision to enter into these agreements and no direct financial relationship with the financial institutions. Our obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted. As of September 30, 2019 and December 31, 2018, [$XX] million and $1,438 million, respectively, of our outstanding payment obligations were voluntarily elected by the supplier and sold to financial institutions. The amounts settled through the program and paid to the financial institutions were [$XX] million and $1,085 million for the nine months ended September 30, 2019 and 2018, respectively.
A significant downgrade in our credit ratings could limit a financial institution's willingness to participate in the accounts payable program. In addition, a significant downgrade in our credit ratings could also reduce the attractiveness of the accounts payable program to participating suppliers who may sell payment obligations from us to financial institutions."

Additionally, we will update our disclosure in our financial statements and footnote to include similar language. We have included this disclosure below and have bolded the language we will add in the Form 10-Q for the three and nine months ending September 30, 2019 and include in future filings:
"ACCOUNTS PAYABLE
KDP entered into an agreement with a third party administrator to allow participating suppliers to track payments from KDP, and if voluntarily elected by the supplier, sell payment obligations from KDP to financial institutions. Suppliers can sell one or more of KDP's payment obligations at their sole discretion and the rights and obligations of KDP to its suppliers are not impacted. KDP has no economic interest in a supplier’s decision to enter into these agreements and no direct financial relationship with the financial institutions. KDP's obligations to its suppliers, including amounts due and scheduled payment terms, are not impacted. As of September 30, 2019 and December 31, 2018, [$XX] million and $1,438 million, respectively, of KDP's outstanding payment obligations were voluntarily elected by the supplier and sold to financial institutions.

* * * * *
If you should have any questions or comments, please contact the undersigned at 972-673-7459 or by e-mail at jim.baldwin@kdrp.com or Ozan Dokmecioglu at 781-418-8038 or by e-mail at ozan.dokmecioglu@kdrp.com.

Keurig Dr Pepper Inc.
/s/ James L. Baldwin

James L. Baldwin
Chief Legal Officer,
General Counsel and Secretary
cc: Mr. Ozan Dokmecioglu, Chief Financial Officer
Skadden, Arps, Slate, Meagher & Flom LLP